July 2, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French

Re:	Global Blue Group Holdings AG
Application for Withdrawal of Amendment to the Registration Statement on Form F-1 (File No. 333-248927)

Ladies and Gentlemen:

Reference is made to the Amendment to the Registration Statement on Form F-1 (the “Initial Amendment”) filed with the Securities and Exchange Commission (the “Commission”) by Global Blue Group Holdings AG (the “Registrant”) on June 30, 2021 (File No. 333-248927) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Amendment, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Initial Amendment was incorrectly tagged as a Pre-Effective Amendment to the Registration Statement, instead of a Post-Effective Amendment to the Registration Statement. On July 1, 2021, the Registrant re-filed the Amendment to the Registration Statement (the “Refiled Amendment”) to correctly tag it as a Post-Effective Amendment to the Registration Statement. Because the Initial Amendment was incorrectly tagged, which has been corrected by the Refiled Amendment, the Registrant believes that the withdrawal of the Initial Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Initial Amendment has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Initial Amendment.

It is the Registrant’s understanding that this application for withdrawal of the Initial Amendment will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal of the Initial Amendment or if withdrawal will not be granted, please contact Hui Lin of Simpson Thacher & Bartlett LLP at (212) 455-7862.

Sincerely, Global Blue Group Holdings AG

/s/ Jeremy Henderson-Ross
Jeremy Henderson-Ross, Authorised Signatory

cc:	Simpson Thacher & Bartlett LLP

Hui Lin